

Mail Stop 3561

August 10, 2017

Kevin Mackay
Chief Executive Officer
Teekay Tankers Ltd.
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

> **Re:** **Teekay Tankers Ltd.**
> **Registration Statement on Form F-4**
> **Filed July 14, 2017**
> **File No. 333-219297**

Dear Mr. Mackay:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please consider adding a diagram or a chart to help illustrate the narrative description of the parties and the transaction. This chart, or a separate chart, should also illustrate the service providers and company chartering your vessels in such a way that it clarifies the various affiliations that exist.

Cover Page

2. Please include in your letter to shareholders the amount of securities being issued. Please also disclose your share price, the implied value of the share consideration and the total

merger consideration as of the date immediately before the merger was announced, as well as for a recent date. Refer to Item 1 of Form F-4 and Item 501(b) of Regulation S-K.

Questions and Answers about the Special Meetings and Related Matters, page 1

3. Please include a Question and Answer that discloses the percentage of the company that will be owned by each party's existing shareholders after the acquisition is complete.

Summary, page 12

4. Briefly disclose in the summary the amendments being made to the Articles of Incorporation pursuant to the Charter Amendment and the reasons for these amendments.

Teekay Tankers and TIL will incur significant transaction costs, page 28

5. Please disclose here the estimated amount of transaction costs the companies expect to incur in connection with the merger.

Background of the Merger, page 75

6. We note that on September 27, 2016, Evercore presented to the TIL Board its view on various strategic alternatives. Please expand your disclosure to briefly discuss the views presented in regards to each of these various alternatives.

7. Please clarify whether any persons responsible for negotiating the agreements on behalf of each party are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition. If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

8. Please discuss what alternatives Teekay Tankers considered as alternatives to acquiring TIL and the reasons for their rejection.

9. Please provide more background information on how the exchange ratio was determined, and include any consideration that was given during the negotiations to the net asset values and historical trading prices of each companies' shares, consistent with your disclosure on page 2. Please further explain if and how the net asset values and historical trading prices were a positive factor supporting the merger. Please also expand your disclosure regarding Teekay Tankers' first proposal on March 24, 2017 to describe the mechanism to calculate the exchange ratio.

Opinion of the Financial Advisor to the TIL Special Committee, Evercore Group L.L.C., page 88

10. We note the disclosure in the ninth bullet point on page 89 that Evercore "reviewed certain third-party charter free vessel appraisals of TIL and Teekay Tankers". Please provide the results of these appraisals and the disclosure required pursuant to Item 4(b) of Form F-4 and file the third-party consents. Alternatively, please tell us why you do not believe this is necessary.

Opinion of Swedbank Norge, page 100

11. We note the disclosure in the fifth bullet point on page 101 that Swedbank "reviewed independent broker valuations provided by Teekay Tankers". Please disclose the valuations shared with the financial advisor or tell us why you believe these are not necessary.

Unaudited Financial Projections of TIL and Teekay Tankers, page 107

12. Please remove the limitations on page 108 regarding investor reliance on the financial projections since it appears that these projections were relied upon by the parties and financial advisors. For example we note the statements "you are cautioned not to rely on the Financial Projections" and that their inclusion "should not be regarded as an indication such projections are material information."

Selected Peer Group Trading Analyses, page 91

13. We note that Evercore selected the peer group companies based on its professional experience and because they were public companies with operations that it considered similar to the operations of one or more of the business lines of TIL and Teekay Tankers. Please disclose any other criteria that were used as part of Evercore's professional experience to determine the selected peer group companies. For example, discuss whether any consideration was given to how the companies compared in size and value with Teekay Tankers and TIL. Please also tell us whether there were companies similar to the selected one which were not used and why they were not used.

Material United States Federal Income Tax Consequences of the Merger, page 120

14. We note the parties intend for the merger to be treated as tax-free reorganization under section 368(a) of the Internal Revenue Code and that the merger agreement constitute a "plan of reorganization" within the meaning of Section 368(a). Item 601(b)(8) of Regulation S-K requires that a tax opinion be filed as an exhibit to a registration statement when the tax consequences are material to the shareholders and a representation as to tax consequences is set forth in the prospectus. Generally, mergers represented as tax-free involve material tax consequences. For guidance on the foregoing, please refer to Staff Legal Bulletin No. 19, Sections III.A, III.B and III.C.

Please file a tax opinion pursuant to Item 601(b)(8) or explain why you believe one is not required under the circumstances. If you are intending to file a short form tax opinion, please revise to delete your characterization of the tax consequences to U.S. holders as a "discussion" throughout and clarify that this is the opinion.

<u>Exhibits 99.1 and 99.2</u>

15. Please mark your preliminary proxy cards as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at (202) 551-3324 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure